Exhibit 99.37

Dated as of

April 20, 2001

ACCLAIM ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

Between:

NEVIS LTD.

- and -

MONTREAL TRUST COMPANY OF CANADA

i

ACCLAIM ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

This Amended and Restated Trust Indenture made as of the 20th day of April, 2001.

Between:

NEVIS LTD., a body corporate, incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation”)

OF THE FIRST PART

-and -

MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “Trustee”)

OF THE SECOND PART

Recitals:

A.                                    The Trust, presently known as Western Facilities Fund, is an unincorporated trust established and governed by the Original Governing Documents.

B.                                    The Trust owns all of the issued and outstanding shares of the Corporation.

C.                                    At an annual and special meeting of Unitholders held on April 17, 2001 (the “Meeting”), Unitholders approved, among other things, a special resolution authorizing and approving the Merger and certain amendments to the Original Governing Documents, among other things, to give effect to the Merger and resulting in the Original Governing Documents being consistent with the description in the Information Circular.

D.                                    Such transactions and amendments include, among other things:

(a)                                 the change of the Trust’s name to “Acclaim Energy Trust”;

(b)                                 the consolidation of the Original Trust Units on a one-for-fourteen basis;

(c)                                  the purchase of the Debentures and the distribution of the Debentures to Unitholders; and

(d)                                 the issue of Trust Units pursuant to the Arrangement as contemplated by the Information Circular.

E.                                    The parties hereto now wish to enter into this amended and restated trust indenture in order to give effect to the amendments to the Original Governing Documents authorized and approved by Unitholders at the Meeting and to give effect to the Merger.

NOW THEREFORE THIS SUPPLEMENTAL AND RESTATED TRUST INDENTURE WITNESSETH THAT (i) the Original Governing Documents are hereby amended to read as follows and (ii) in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Corporation as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Amended and Restated Trust Indenture and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a)                                 “ABCA” means the Business Corporations Act (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b)                                 “Acquisition Notes” means the 12% unsecured, subordinated promissory notes of Nevis Ltd. to be issued by Nevis Ltd. under the Arrangement;

(c)                                  “Administration Agreement” means the administration agreement to be entered into between the Administrator and the Trust;

(d)                                 “Administrator” means the Corporation, or its successor or replacement in its capacity as administrator of the Trust pursuant to the Administration Agreement;

(e)                                  “Affiliate” has the meaning set forth in the Securities Act (Alberta) as amended from time to time;

(f)                                   “Amalgamation” means the amalgamation of Nevis Ltd. and  Danoil as one corporation named Acclaim Energy Inc. pursuant to the Arrangement;

(g)                                  “Arrangement” means the arrangement under section 186 of the ABCA involving, among other things, the exchange of Danoil Shares for Acquisition Notes on the basis of $4.00 principal amount of Acquisition Notes for every Danoil Share, the exchange of such Acquisition Notes for Trust Units on the basis of one Trust Unit for each $4.00 principal amount of Acquisition Notes and the Amalgamation, all as set forth in the Plan of Arrangement being Schedule I to the Arrangement Agreement.

(h)                                 “Arrangement Agreement” means the Arrangement Agreement dated the 16th day of February, 2001 among the Trust, Nevis Ltd. and Danoil which is attached as Appendix C to the Information Circular, and any amendments or variations thereto;

(i)                                     “Associate” has the meaning set forth in the Securities Act (Alberta) as amended from time to time;

(j)                                    “Auditors” means Deloitte & Touche LLP, Chartered Accountants, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(k)                                 “Business Day” means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(l)                                     “Closing” means the completion of the Merger and “Date of Closing” means the date on which the Closing occurs;

(m)                             “Corporation” prior to the Amalgamation, means Nevis Ltd. and subsequent to the Amalgamation means Acclaim Energy Inc., the corporation continuing upon the Amalgamation of Nevis Ltd. and Danoil pursuant to the Arrangement;

(n)                                 “Corporation Common Shares” means the common shares in the capital of the Corporation;

(o)                                 “Corporation Notes” means, collectively, the Acquisition Notes and the Nevis Notes;

(p)                                 “Counsel” means a law firm (which may be counsel to the Corporation) acceptable to the Trustee;

(q)                                 “Danoil” means Danoil Energy Ltd., a body corporate incorporated under the laws of the Province of Alberta;

(r)                                    “Danoil Shares” means the issued and outstanding Class A common shares of Danoil as at the Date of Closing;

(s)                                   “Debentures” means the 6% unsecured subordinated debentures of Nevis Ltd. in the aggregate principal amount of $23,527,387 to be issued by Nevis Ltd. to the Trust and subsequently distributed by the Trust to the Unitholders;

(t)                                    “Distribution Record Date” means the last day of each month commencing September 30, 2001 or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

(u)                                 “Information Circular” means the Joint Management Information Circular of Danoil and the Trust dated March 16, 2001 for the Annual and Special Meeting of Danoil Shareholders and the Annual and Special Meeting of Unitholders held on April 16, 2001 and April 17, 2001, respectively, relating to the approval of the Arrangement and the Merger;

(v)                                 “Issue Expenses” means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters’ Fees;

(w)                               “Lender” means the lender or lenders providing the financing to the Corporation or any Affiliate thereof for the ownership and operation of its assets;

(x)                                 “Management Agreement” means the management agreement to be entered into among the Trustee, the Corporation and the Manager on or about the Date of Closing as described in the Information Circular, as such agreement may be amended from time to time, and includes any subsequent agreement between the Corporation, the Trustee and a manager whereby the manager is engaged to provide certain services in connection with the management and administration of the Trust, the Trust Fund, and the Corporation or its assets;

(y)                                 “Manager” means Acclaim Energy Management Inc. in its capacity as manager of the Corporation in accordance with the provisions of the Management Agreement and shall be deemed to include any replacements or successor managers under such agreement or as the Corporation may appoint;

(z)                                  “Material Contracts” means the Arrangement Agreement, the Management Agreement, the Administration Agreement and the Unanimous Shareholders Agreement, each as amended or replaced from time to time, and any underwriting agreement and any management agreement, unanimous shareholder agreement, royalty agreement, note indenture or other agreement entered into for the purpose of making any Subsequent Investments;

(aa)                          “Merger” has the meaning ascribed thereto in the Arrangement Agreement and includes, without limitation, the transactions described under the heading “The Merger — Details of the Merger — Steps in the Merger” in the Information Circular;

(bb)                          “Net Proceeds” means the proceeds of an Offering after deduction of Underwriters’ Fees, if applicable, and Issue Expenses;

(cc)                            “Nevis Notes” means the unsecured subordinated promissory notes of Nevis Ltd. pursuant to the Nevis Note Indenture and held by the Trust;

(dd)                          “Nevis Note Indenture” means the note indenture dated January 28, 1997 between Nevis Ltd. and Montreal Trust Company of Canada, as trustee, providing for the issue of the Nevis Notes;

(ee)                            “Non-Residents” means non-residents of Canada within the meaning of the Tax Act;

(ff)                              “Offering” means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(gg)                            “Offering Documents” means any one or more of a prospectus, offering memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units;

(hh)                          “Ordinary Resolution” means a resolution approved at a meeting of Unitholders and Special Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Unitholders present in person or represented by proxy at the meeting;

(ii)                                  “Original Governing Documents” means the Trust Indenture dated November 28, 1996 as amended and restated on January 10, 1997 and January 28, 1997, and as amended by Supplemental Indentures dated August 29, 2000 and December 7, 2000 pursuant to which the Trust was created and is governed;

(jj)                                “Original Trust Units” means the 29,171,824 Trust Units issued and outstanding immediately prior to Closing which are to be consolidated hereby on a one for fourteen basis immediately prior to the issuance of additional Trust Units pursuant to the Arrangement Agreement;

(kk)                          “outstanding”, in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll)                                  “Permitted Investments” means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers’ acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor’s Corporation, Moody’s Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(mm)                  “person” means an individual, partnership, body corporate, association or trust;

(nn)                          “Pro Rata Share” of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(oo)                          “Settled Amount” means the amount of one hundred dollars in lawful money of Canada initially paid by Scotia Macleod Inc., the settlor of the Trust, to the Trustee for the purpose of settling the Trust;

(pp)                          “Special Resolution” has the meaning attributed thereto in Section 11.6 hereof;

(qq)                          “Special Unitholders” means the holders from time to time of one or more Special Voting Units;

(rr)                                “Special Voting Units” means a special voting unit of the Trust, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2 hereof;

(ss)                              “Subsequent Investments” means any of the investments which the Trust may make pursuant to Section 4.1 hereof;

(tt)                                “Subsidiary” has the meaning set forth in the Securities Act (Alberta) as amended from time to time;

(uu)                          “Tax Act” has the meaning ascribed thereto in Section 1.3;

(vv)                          “Transfer Agent” means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to hold that office together in either such case with any subtransfer agent duly appointed by the transfer agent;

(ww)                      “Trust” means the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(xx)                          “Trust Certificate” or “Trust Unit Certificate” means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(yy)                          “Trust Expenses” means all expenses incurred by the Trustee, the Administrator or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Fund and the Trust Units, including without limitation those amounts payable to the Trustee under Sections 8.5, 8.7 and 8.8, and all amounts payable to the Administrator by the Trust under the Administration Agreement;

(zz)                            “Trust Fund”, at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trust or by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i)                                     the Settled Amount;

(ii)                                  all funds realized from the issuance of Trust Units;

(iii)                               shares and debt instruments issued by the Corporation and any Affiliate thereof;

(iv)                              any Subsequent Investments;

(v)                                 any proceeds of disposition of any of the foregoing property; and

(vi)                              all income, interest, profit, gains, accretions, additional assets, and rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(aaa)                   “Trust Unit” means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof and, for greater certainty, does not include a Special Voting Unit;

(bbb)                   “Trustee” means Montreal Trust Company of Canada its successor or assigns for the time being as trustee hereunder;

(ccc)                      “Unanimous Shareholder Agreement” means the unanimous shareholder agreement entered into among the Corporation, the Manager and the Trust on or about the Date of Closing providing for, among other things, the election by the Unitholders of a majority of the directors of the Corporation;

(ddd)                   “Underwriters’ Fees” means the amount so designated in any Underwriting Agreement;

(eee)                      “Underwriting Agreement” means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(fff)                         “Unitholders” means the holders from time to time of one or more Trust Units and, for greater certainty, does not include the holders from time to time of one or more Special Voting Units; and

(ggg)                      “year” means initially, the period commencing on the date hereof and ending on December 31, 2001, and thereafter means a calendar year.

1.2                               Meaning of “Outstanding”

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a)                                 when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b)                                 for the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Trust, the Corporation, the Manager or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3                               Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4                               Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5                               Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to “this Trust Indenture”, “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6                               References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

ARTICLE 2

DECLARATION OF TRUST

2.1                               Settled Amount

The Trustee hereby acknowledges that the Settled Amount has been received by it for the purpose of creating and settling the Trust.

2.2                               Declaration of Trust

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assignees and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3                               Name

The Trust shall be known and designated as “Acclaim Energy Trust” and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trustee may use such other designation or may adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4                               Nature of the Trust

The Trust is an open ended unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or Special Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, an agent of the Unitholders or Special Unitholders. The relationship of the Unitholders and Special Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5                               Legal Entitlements and Restrictions of Unitholders and Special Unitholders

(a)                                 The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b)                                 Subject to the terms and conditions of this Indenture, no Unitholder, Special Unitholder or Unitholders or Special Unitholders shall be entitled to interfere or give any direction to the Trustee, the Corporation or the Administrator with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee, the Corporation or the Administrator under this Indenture or the Material Contracts.

(c)                                  The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders and the Special Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units and the Special Voting Units shall be personal property and shall confer upon the holder thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder or Special Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6                               Liability of Unitholders and Special Unitholders

No Unitholder or Special Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind whatsoever to any person in connection with: (i) the Trust Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the affairs of the Trust; (iii) any act performed by the Trustee, the Administrator, the Corporation or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (iv) any act or omission of the Trustee, the Administrator, the Corporation or any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (v) the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Administrator, the Corporation or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee, the Administrator, the Corporation or by any other person on behalf of or in connection with the activities or affairs of the Trust (whether or not authorized by or pursuant to this Indenture).  No Unitholder or Special Unitholder, in its capacity as such, shall be liable to indemnify the Trustee, the Administrator, the Corporation or any such other person with respect to any such liability or liabilities incurred by the Trustee, the Administrator, the Corporation or by any such other person or persons. Notwithstanding the foregoing, to the extent that any Unitholder or Special Unitholder, is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder or Special Unitholder, as the case may be, against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder or Special Unitholder, as the case may be, from or arising as a result of such Unitholder not having any such limited liability.

2.7                               Contracts of the Trust

The Trustee and the Trust shall make all reasonable efforts to include as a specific term of every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, the Administrator or otherwise (except as the Trustee, the Corporation or the Administrator may otherwise expressly agree in writing with respect to their own personal liability), a provision substantially to the following effect:

The parties hereto acknowledge that the [Trustee] [the Corporation] [Administrator] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Administrator] [Trustee] [the Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture dated as of April 20, 2001 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Administrator, the Corporation or any Unitholder or Special Unitholder.

2.8                               Head Office of Trust

The head office of the Trust hereby created shall be located at 500, 505 - 3rd Street S.W., Calgary, Alberta, T2P 3E6, or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3

ISSUE AND SALE OF TRUST UNITS

3.1                               Nature and Ranking of Trust Units

(a)                                 The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b)                                 Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and ratably without discrimination, preference or priority.

3.2                               Special Voting Units

In addition to Trust Units, there may be issued Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination or winding-up of the Trust.

3.3                               Authorized Number of Trust Units and Special Voting Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.4                               No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8.

3.5                               Issue of Special Voting Units and Trust Units

Special Voting Units and Trust Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be created, issued, sold and delivered on terms and conditions and at such time or times as the board of directors of the Corporation may determine.

3.6                               No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit or Special Voting Unit.

3.7                               Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid in money, property, including an obligation to pay consideration in instalments, or past services, and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.8                               Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.9                               Non-Resident Holders

At no time may more than one-half of the outstanding Trust Units be held by Non-Residents. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 8.11 or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee shall thereafter request declarations as to beneficial ownership under Section 8.11 from Unitholders at least annually in conjunction with the annual meeting of Unitholders to be called by the Trustee pursuant to Section 11.1. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 8.11 or otherwise, that the beneficial owners of 49% of the Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section 8.11 that the person is not a Non-Resident. Notwithstanding the foregoing, if the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units and shall make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust Certificates representing such Trust Units. Notwithstanding any other provision of the Indenture, Non-Residents shall not be entitled to vote in respect of any Special Resolutions to amend this section 3.10.

ARTICLE 4

INVESTMENTS OF TRUST FUND

4.1                               Purpose of the Trust

The Trust is hereby created for the following purposes:

(a)                                 investing in debt, equity and other securities of the Corporation from time to time including, without limitation, the Corporation Common Shares and the Corporation Notes;

(b)                                 acquiring or investing in securities of the Corporation or any other Subsidiary of the Trust, to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets and businesses, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, pipeline, gathering, processing and transportation assets, marketing assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the majority of the assets of which are comprised of like assets;

(c)                                  subject to compliance with the provisions of Section 4.3, acquiring royalty or other interests in respect of petroleum and natural gas and energy related assets and businesses;

(d)                                 disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e)                                  temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f)                                   paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2                               Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1, shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 8.2(d) or Section 8.2(r).

4.3                               Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) would result in the cost amount to the Trust of all “foreign property” (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Section 5000 of the Tax Regulations, (b) is a “small business security” as that term is used in Part L of the Tax Regulations, or (c) would result in the Trust not being considered either a “unit trust” or a “mutual fund trust” for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation or the Administrator with respect to any investment to ensure compliance with this provision.

ARTICLE 5

DISTRIBUTIONS

5.1                               Determination of Net Income of the Trust

In this Article 5, the “Net Income of the Trust” for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a)                                 interest income on the Corporation Notes or any other interest income shall be included in Net Income of the Trust on an accrual basis and shall accrue from day to day;

(b)                                 dividends on securities of the Corporation shall be included in Net Income of the Trust when received including dividends deemed to have been received on such securities pursuant to the Tax Act; and

(c)                                  all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Trust.

Items of income or expense not provided for above or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2                               Net Income of the Trust to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Net Income of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3                               Net Realized Capital Gains to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or part of the net realized capital gains of the Trust to the extent not previously declared payable. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. For the purposes of this Article 5, “net realized capital gains” of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust.

5.4                               Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each year, an amount equal to the Net Income of the Trust for such year (excluding net realized capital gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year. Notwithstanding the foregoing, the amount of any net income of the Trust so determined for a year that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust in respect of that or any prior year shall not be payable by the Trust to Unitholders.

On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

5.5                               Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6                               Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 at the time the amount became payable unless a Payment Date is specified under Section 5.7 in respect of such amount payable, in which case the right to enforce payment shall arise at the later of the time the amount became payable and the applicable Payment Date specified under Section 5.7.

5.7                               Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.3 may be paid by the Trust on any date (the “Payment Date”) specified by the Trustee as the applicable Distribution Record Date, or a day within 31 days after and in the same calendar year as the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.

5.8                               Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 6.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust

Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.8, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.9                               Withholding Taxes

The Trustee may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder’s distributions.

ARTICLE 6

REDEMPTION OF TRUST UNITS

6.1                               Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2                               Exercise of Redemption Right

To exercise a Unitholder’s right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.3                               Calculation of Redemption Price Based on Market Price

Subject to Section 6.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the “Market Redemption Price”) equal to the lesser of:

(a)                                 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b)                                 the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of subsection 6.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the ten trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 6.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

6.4                               Cash Payment of Market Redemption Price

Subject to Section 6.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5                               Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 6.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by:

(a)                                 the Trust distributing Acquisition Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, or

(b)                                 if the Trust does not hold Acquisition Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes, (herein referred to as “Redemption Notes”) shall have terms and conditions substantially identical to those of the Acquisition Notes.

Upon such distribution of Acquisition Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.  For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Acquisition Notes so distributed to and including the date upon which such Acquisition Notes are required to be distributed.

6.6                               Calculation of Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder if:

(a)                                 at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on The Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b)                                 the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units were tendered for redemption, and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the “Appraised Redemption

Price”) equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i)                                     cash payment, in which case the provisions of Section 6.4 shall apply mutatis mutandis; or

(ii)                                  in the manner provided for in Section 6.5, in which case the provisions of Section 6.5 shall apply mutatis mutandis.

6.7                               Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE 7

APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1                               Trustee’s Term of Office

Subject to Section 7.2 and 7.3, Montreal Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the next annual meeting of Unitholders. The Unitholders shall, at the next annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee on each successive annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 7.4.

7.2                               Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days’ notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 7.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3                               Removal of Trustee

The Trustee may be removed at any time by Special Resolution of the Unitholders. The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that at any time, the Trustee shall no longer satisfy all of the requirements in Section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove the Trustee under this Section 7.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4                               Appointment of Successor to Trustee

(a)                                 A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 7.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

(b)                                 Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by Special Resolution of the Unitholders under Section 7.3, or which has not been reappointed under Section 7.1, if the Unitholders fail to do so at such meeting.

(c)                                  Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under Section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 7.2(ii).

7.5                               Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 7.2, or who has received notice of removal in accordance with Section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

7.6                               Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation or an Affiliate of such a corporation, which has reported in its last annual audited consolidated financial statements shareholders’ equity of at least $100 million provided that all of the obligations of such Affiliate hereunder are unconditionally guaranteed by such a corporation.

ARTICLE 8

CONCERNING THE TRUSTEE

8.1                               Powers of the Trustee and the Corporation

(a)                                 Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof except as specifically designated in subsection (b) below.

(b)                                 The Corporation may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or the Corporation or any subsidiary of the Corporation or the Trust (an “Offer”) including (i) any “Unitholder protection rights plan” either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any “Directors Circular” in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

8.2                               Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgement and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)                                 to accept subscriptions for Trust Units and Special Voting Units received by the Trust and to issue Trust Units and Special Voting Units pursuant thereto;

(b)                                 to maintain books and records;

(c)                                  to provide timely reports to Unitholders in accordance with the provisions hereof;

(d)                                 to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(e)                                  to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise expressly limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall vote its Corporation Common Shares in favor of the election of the nominee directors approved by the Unitholders and in accordance with the Unanimous Shareholder Agreement;

(f)                                   where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(g)                                  to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust’s affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof;

(h)                                 to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(i)                                     to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(j)                                    to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(k)                                 to pay out of the Trust Fund the Trust Expenses;

(l)                                     except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation, the Administrator or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(m)                             notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 8.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder and compliance with any agreement of subordination entered into by the Trustee on behalf of the Trust with any Lender in respect of the Trust or any other amount owing by the Corporation to the Trust, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(n)                                 to do all such other acts and things as are incidental to this Section 8.2, and to exercise all powers which are necessary or useful to carry on the business of the

Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(o)                                 to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(p)                                 to enter into, perform and enforce the Material Contracts;

(q)                                 to advance any amount to the Corporation as a loan;

(r)                                    without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i)                                     the fees payable to the Corporation’s advisors in connection with the Arrangement;

(ii)                                  amounts in respect of Permitted Investments and Subsequent Investments; and

(iii)                               Issue Expenses

all as contemplated by the Information Circular, this Indenture, the Material Contracts or any Offering Document;

(s)                                   where the Trust is the holder of any proceeds of any Offering, to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance, limited to the extent of and amount of any such proceeds of any offering then held by the Trust and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(t)                                    to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement, management agreement, administration agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(u)                                 without limiting any of the provisions hereof, to pay out of the Trust Fund Underwriting Fees payable in connection with any Offering;

(v)                                 borrow funds in the name of the Trust and otherwise incur indebtedness from time to time as the Trustee may determine without limitation on the amount, cost, or conditions of reimbursement of such borrowings or indebtedness and to give guarantees on behalf of the Trust or any other person including, without limitation, the Corporation and any other Subsidiary of the Trust and to charge, pledge, hypothecate, grant any security interest, mortgage or other encumbrance over or with respect to all or any of the Trust Fund and subordinate or postpone all or any of its interest in the Trust Fund from time to time as the Trustee may determine;

(w)                               to enter into such transactions, agreements, amendments or terminations to agreements, to execute or cause to be executed and, if appropriate, delivered or caused to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as the Trustee, Nevis Ltd. or Brompton Management Limited shall determine may be necessary or desirable in order to implement and carry out the intent of the Merger Resolution (as defined in the Information Circular) and the matters authorized thereby, including, without limitation, the transactions required or contemplated by the Arrangement Agreement, the Arrangement and the Merger including, without limitation, the Management Agreement, the Administration Agreement, the Unanimous Shareholder Agreement and the Voting Trust Agreement; and

(x)                                 to amend the Unanimous Shareholder Agreement, the Management Agreement, the Administration Agreement, the Voting Trust Agreement or other agreements on such terms all as may be approved by the board of directors of the Corporation, to replace Administrator and enter into any replacement Administration Agreement.

8.3                               Banking

The banking business of the Trust, or any part thereof, shall be transacted with such bank, trust company or other firm or corporation carrying on a banking business (including the Trustee or an Affiliate of the Trustee) as the Trustee may designate, appoint or authorize from time to time and all such banking business or any part thereof, shall be transacted on the Trust’s behalf by such one or more officers of the Trustee or other persons (who may be officers or employees of the Administrator or the Corporation) as the Trustee may designate, appoint or authorize from time to time.

8.4                               Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

8.5                               Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 8.7 or 8.8) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

8.6                               Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Administrator or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Administrator, the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Administrator or the Corporation to perform its duties under or delegated to it under this Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or Counsel with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

8.7                               Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a)                                 any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee’s execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b)                                 all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 8.7 shall not apply.

8.8                               Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the “Indemnified Parties”) against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred as a result of:

(a)                                 the administration of the Trust created hereby, or

(b)                                 the exercise by the Trustee of any rights or obligations hereunder and which result from or relate, directly or indirectly, to

(c)                                  the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of properties owned by the Corporation, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Trustee, the Corporation or the Administrator, or of a previous owner or operator of such properties,

(d)                                 any contaminant present on or released from any property adjacent to or in the proximate area of the properties owned by the Corporation,

(e)                                  the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust, the Trustee, the Corporation or the Administrator, or

(f)                                   any misrepresentation or omission of a known fact or condition made by the Administrator or the Corporation relating to any of the properties owned by the Corporation.

For the purpose of this Section 8.8, “liability” shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

8.9                               Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent or the Trustee shall be bound to make any inquiry concerning the validity of any transaction proposing to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

8.10                        Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 8.5.

8.11                        Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Trust Units registered in such Unitholder’s name and as to the jurisdiction in which such beneficial owners are resident.

8.12                        Conditions Precedent to Trustee’s Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the

Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.13                        Survival of Indemnities

The indemnities provided in Sections 8.7 and 8.8 shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

8.14                        Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a)                                 be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b)                                 be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation contracts or deals or which supplies services to the Trust or the Corporation;

(c)                                  acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d)                                 carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e)                                  derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.14 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee’s duties hereunder.

8.15                        Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank

ARTICLE 9

DELEGATION OF POWERS

9.1                               The Administrator

Except as expressly prohibited by law, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Administrator shall have the powers and duties expressly provided for herein and in any administration agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Administrator shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Administrator relating to the Administrator’s authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The first administrator of the Trust shall be the Corporation and the Trustee shall enter into the Administration Agreement with the Corporation.

9.2                               Delegation to the Corporation

The Trustee hereby delegates to the Corporation responsibility for any and all matters relating to (a) the redemption of Trust Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management, administration and other agreements respecting Subsequent Investments; and (c) any Offering including: (i) the listing and maintaining of the listing on The Toronto Stock Exchange (or any other stock exchange) of the Trust Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units including without limitation all matters concerning any adoption of any Unitholders protection rights plan; (d) the determination of any Distribution Record Date other than the last date of each calendar year; and (e) the determination of any borrowing, indebtedness, guarantees, subordinations, postponements or the charging, pledging, hypothecating, granting of any security interest, mortgage or other encumbrance over or with respect to all or any of the Trust Fund under section 8.2(v).  The Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.3                               Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust all Unitholder protection rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements or documents ancillary or similar thereto.

9.4                               Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation or the Administrator hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation or the Administrator and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 8.4 and shall be entitled to the benefit of the indemnity provided in Sections 8.7 and 8.8.

9.5                               Performance of Duties

In the event that the Administrator is unable or unwilling to perform its obligations under the Administration Agreement, or there is no Administrator, the Trustee shall either perform all duties of the Administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

ARTICLE 10

AMENDMENT

10.1                        Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a)                                 ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)                                 ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)                                  ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)                                 removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e)                                  curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2                        Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 11

MEETINGS OF UNITHOLDERS

11.1                        Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2002, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year, the election of nominees of the Trust to serve as directors of the Corporation (except to fill casual vacancies which shall be done by the other directors of the Corporation), the appointment of Auditors and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee or the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

11.2                        Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgement thereon, together with the text of any resolution in substantially the final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Unitholders shall not invalidate any resolution passed at any such meeting.

11.3                        Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units.  If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4        Voting Rights of Unitholders

Only Unitholders and Special Unitholders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the board of directors of the Corporation authorizing the issuance of such Special Voting Unit. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units or Special Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder or Special Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit or Special Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit or Special Voting Unit, as the case may be, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

11.5                        Resolution

(a)                                 The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b)                                 The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders exercise its rights as a shareholder of the Corporation to cause the election of nominees for nominees of the Trust to serve as directors of the Corporation.

(c)                                  The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i)                                     subject to Section 10.1, amend this Indenture;

(ii)                                  subdivide or consolidate Trust Units;

(iii)                               sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv)                              resign if removed pursuant to Section 7.3; and

(v)                                 commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.5 and the matters set forth in Sections 7.3, 7.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided for under any specific provisions of this Indenture.

11.6                        Meaning of “Special Resolution”

The expression “Special Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 20% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such quorum, the holders of any issued Special Voting Unit who are present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units and for the purpose of determining such percentage, the holders of any issued Special Voting Unit who are present in person or represented by proxy at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

If, at any such meeting, the holders of 20% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 20% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

11.7                        Record Date for Voting

For the purpose of determining the Unitholders and Special Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though such person has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8                        Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders and Special Unitholders shall be binding upon all the Unitholders and Special Unitholders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Unitholder, if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9                        Solicitation of Proxies

A Unitholder and Special Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders and Special Unitholders, if any, as the case may be. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of the Business Corporations Act (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10                 No Breach

Notwithstanding any provisions of this Indenture, neither the Unitholders nor Special Unitholders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12

CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1                        Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2                        Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, a certificate so signed is as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3        Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

12.4                        Transfer of Trust Units

(a)                                 Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b)                                 Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the

Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c)                                  Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5                        Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6                        Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, whether express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or inquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7                        Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8                        Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder’s personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereto, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9                        Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10                 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

12.11                 Offer for Trust Units

(a)                                 In this Section 12.11:

(i)                                     “Affiliate” and “Associate” shall have the respective meanings given to such terms (without initial capital letters) in the Business Corporations Act (Alberta), as constituted on the date hereof;

(ii)                                  “Dissenting Unitholder” means a Unitholder who does not accept an Offer referred to in Subsection 12.11(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(iii)                               “Offer” means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror’s Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iv)                              “offer to acquire” includes an acceptance of an offer to sell;

(v)                                 “Offeror” means a person, or two or more persons acting jointly or in concert, who make an Offer;

(vi)                              “Offeror’s Notice” means the notice described in Subsection 12.11(c); and

(vii)                           “Offeror’s Trust Units” means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b)                                 If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 12, and:

(i)                                     within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders respecting at least 90% of the outstanding Trust Units, other than the Offeror’s Trust Units;

(ii)                                  the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii)                               the Offeror complies with Subsections 12.11(c) and 12.11(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c)                                  Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection 12.11(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that:

(i)                                     Trust Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror’s Trust Units, have accepted the Offer;

(ii)                                  the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii)                               Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(iv)                              Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror’s Notice.

(d)                                 A Dissenting Unitholder to whom an Offeror’s Notice is sent pursuant to Section 12.11(c), shall, within 21 days after the sending of the Offeror’s Notice, send his or her Trust Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Trust Unit Certificate has been provided.

(e)                                  Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Subsection 12.11(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection 12.11(b).

(f)                                   The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection 12.11(e), but such cash or other consideration shall not form any part of the Trust Assets.  The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g)                                  Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Subsection 12.11(c), the Trustee, if the Offeror has complied with Subsection 12.11(e), shall:

(i)                                     do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii)                                  send to each Dissenting Unitholder who has complied with Subsection 12.11(d) the consideration to which such Dissenting Unitholder is entitled under this Section 12.11; and

(iii)                               send to each Dissenting Unitholder who has not complied with Subsection 12.11(d) a notice stating that:

(A)                               his or her Trust Units have been transferred to the Offeror;

(B)                               the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C)                               the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h)                                 Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Trust Unitholder, a copy of the Offer is provided to the Trust.

12.12                 Power of Attorney

Each Unitholder and Special Warrantholder hereby grants to the Trustee and its successors and assigns, a power of attorney constituting the Trustee and such successors and assigns, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a)                                 this Indenture, any amendment to this Indenture and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b)                                 any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Indenture;

(c)                                  all conveyances and other documents required in connection with the dissolution or liquidation of the Trust in accordance with the terms of this Indenture; and

(d)                                 any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder’s interest in the Trust.

The Power of Attorney granted herein is irrevocable and will survive the bankruptcy of the Unitholder and Special Unitholder, as the case may be, or the assignment by the Unitholder and Special Unitholder, as the case may be, of all or part of his or her interest in the Trust and will extend to and bind the successors and assigns of the Unitholder and Special Unitholder, as the case may be.

ARTICLE 13

TERMINATION

13.1                        Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

13.2                        Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3                        Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4                        Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5                        Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized under Section 13.2.

13.6                        Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

13.7                        Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8                        Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14

SUPPLEMENTAL INDENTURES

14.1                        Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)                                 giving effect to any amendment as provided in Article 10;

(b)                                 giving effect to any Special Resolution passed as provided in Article 11;

(c)                                  making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d)                                 making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e)                                  for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 11.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

ARTICLE 15

NOTICES TO UNITHOLDERS AND SPECIAL UNITHOLDERS

15.1        Notices

Any notice required to be given under this Indenture to the Unitholders or Special Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2        Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders or Special Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder or Special Unitholder for any such failure.

15.3                        Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units or Special Voting Units shall be deemed effective service on the other joint holders.

15.4                        Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder or Special Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder or Special Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units or Special Voting Units concerned.

ARTICLE 16

AUDITORS

16.1                        Qualification of Auditors

The Auditor shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2                        Appointment of Auditors

The Trustee hereby appoints Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

16.3                        Change of Auditors

The Auditor may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose.

16.4                        Reports of Auditors

The Auditor shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17

ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1                        Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

17.2                        Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30, September 30 and December 31 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3        Annual Reporting to Unitholders

The Trustee will mail:

(a)                                 to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b)                                 to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4                        Information Available to Unitholders

(a)                                 Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b)                                 Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the “basic list”) made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c)                                  A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d)                                 The affidavit referred to in paragraph (b) above shall state:

(i)                                     the name and address of the applicant;

(ii)                                  the name and address for service of the body corporate if the applicant is a body corporate; and

(iii)                               that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e)                                  A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i)                                     an effort to influence the voting of Unitholders;

(ii)                                  an offer to acquire Trust Units; or

(iii)                               any other matter relating to the affairs of the Trust.

17.5                        Income Tax:  Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6                        Income Tax:  Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7                        Income Tax Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

17.8                        Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 18

MISCELLANEOUS

18.1                        Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a “reporting issuer” not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

18.2                        Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.  The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed:

(a)                                 that effective June 30, 2000, Computershare Investor Services Inc. (“Computershare”) purchased the Corporate Trust business of Montreal Trust Company of Canada, the Trustee;

(b)                                 that Montreal Trust Company of Canada may, without the consent of any other party, assign all of its rights and duties under this Agreement, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from Computershare being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act (Canada).  Any such assignment shall be effective without the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

18.3                        Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4                        Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5                        Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall b required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6                        Time of the Essence

Time shall be of the essence in this Indenture.

18.7                        Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8        Notices to Trustee and the Corporation

(a)                                 Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Montreal Trust at 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention:  Manager Corporate Trust Department (Fax (403) 267-6598) or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b)                                 Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 500, 505 - 3rd Street S.W., Calgary, Alberta T2P 3E6, Attention: President or may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c)                                  The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d)                                 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9                        Reference to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 19

MERGER TRANSACTIONS

19.1                        Consolidation of Original Trust Units

Upon the delivery of this Amended and Restated Indenture at the Closing, the Original Trust Units are changed into Trust Units on the basis of one Trust Unit for each 14 Original Trust

Units and, where fractional Trust Units would otherwise be issued, each fractional Trust Unit shall be rounded to the next highest whole number (with only one such rounding up to occur for each registered holder) and no fractional Trust Units shall be issued.

19.2                        Outstanding Certificates

On and after Closing, certificates formerly representing Original Trust Units shall represent only the right to receive the certificates representing the Trust Units issued pursuant to Section 19.1.

19.3                        Distribution of Debentures

Upon the delivery of this Amended and Restated Indenture at the Closing, a distribution of the Debentures shall be declared payable to the holders of the Original Trust Units.  The share of each holder of Original Trust Units in the Debentures so payable shall be the pro rata portion of such holder of the aggregate principal amount of Debentures issued to the Trust pursuant to the Merger provided that such holders shall only be entitled to receive Debentures in an aggregate principal amount, for each holder, that is an integral multiple of $1.00 and for this purpose the aggregate principal amount of a Debenture that a holder shall be entitled to receive on such distribution shall be rounded down to the nearest integral multiple of $1.00.

19.4                        Exchange of Certificates

As soon as practicable after the Closing, the Trust shall forward to each holder of Original Trust Units referred to in Sections 19.1 and 19.3 at the address of such holder as it appears on the register of Trust Units immediately prior to Closing, a letter of transmittal and instructions for obtaining delivery of certificates for the Trust Units and Debentures in exchange for Original Trust Units, as contemplated by Sections 19.1 and 19.3.  A holder of Original Trust Units may take delivery of such certificates for Trust Units and Debentures by delivering the certificates representing such holder’s Original Trust Units to the registrar and transfer agent of the Trust Units at any of the offices indicated in the letter of transmittal, accompanied by a duly completed letter of transmittal and such other documents as the registrar and transfer agent may reasonably require.  The certificates representing the Trust Units and Debentures issued to such holder shall be registered in such names and delivered to such addresses as such holder may direct in such letter of transmittal as soon as practicable after receipt by the registrar and transfer agent of the required documents.  All interest, principal or other payments made in respect of Debentures distributed pursuant hereto but for which a certificate has not been delivered to such holder in accordance with this Section 19.4 shall be paid or delivered to the Debenture Trustee to be held in trust for such holder for delivery to a holder, net or all withholding and other taxes, upon delivery of the certificate in accordance with this Section 19.4.

Any certificate formerly representing Original Trust Units that is not deposited with all other documents as provided in this Section 19.4 on or before the sixth anniversary of the Date of Closing shall cease to represent a right or claim of any kind or nature and the right of the holder of such Original Trust Units to receive certificates representing Trust Units and Debentures shall be deemed to be surrendered to the Trust together with all distributions thereon held for such holder.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 20th day of April, 2001.

NEVIS LTD.

By:

By:

MONTREAL TRUST COMPANY OF CANADA

By:

By: